

October 11, 2011

<u>Via E-Mail</u>
J. Paul Raines
Chief Executive Officer
GameStop Corp.
625 Westport Parkway
Grapevine, Texas

      Re: **GameStop Corp.**
             Form 10-K for Fiscal Year Ended January 29, 2011
             Filed March 30, 2011
             Definitive Proxy Statement on Schedule 14A
             Filed May 16, 2011
             File No. 001-32637

Dear Mr. Raines:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/ Mara L. Ransom

                     Mara L. Ransom
                     Assistant Director

cc: Robert A. Lloyd
       Troy W. Crawford